UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SPARK THERAPEUTICS, INC.

(Name of Subject Company)

022019 MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84652J103

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,805,265,563.50	$582,398.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 38,053,350 outstanding shares (“Shares”) of common stock of Spark Therapeutics, Inc., of which 8,750 were restricted shares and (B) $114.50 (the “Offer Price”); (ii) the product of (A) 4,157,775 Shares subject to issuance pursuant to Spark Stock Options granted and outstanding under the Spark Equity Incentive Plans and (B) $71.74, which is the difference between the $114.50 per share tender offer price and $42.76, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 1,287,829 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer

Price; and (iv) the product of (A) 21,151 Shares which are estimated to be subject to outstanding purchase rights under the 2015 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the 2015 Employee Stock Purchase Plan on May 31, 2019 was equal to the Offer Price) and (B) the Offer Price.

The foregoing figures have been provided by Spark Therapeutics, Inc. to the Offeror and Parent of Offeror and are as of February 28, 2019, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$582,398.19	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 7, 2019 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by 022019 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share of Spark Therapeutics, Inc., a Delaware corporation, at $114.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 12. Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibit to the List of Exhibits:

Exhibit No.	Description
(a)(5)(ix)*	Roche Press Release announcing the commencement of the Offer, dated as of March 7, 2019.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2019

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President